 Exhibit 97.1

CAPITAL PRODUCT PARTNERS L.P.

CLAWBACK POLICY

I. BACKGROUND

Capital Product Partners L.P. (the “Partnership”) has adopted this Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation (this “Policy”) to provide for the recovery or “clawback” of excess Incentive-Based Compensation earned by current or former Executive Officers of the Partnership in the event of a required Restatement (each, as defined under the section entitled “VIII. Definitions” herein).

This Policy is intended to comply with the requirements of the Nasdaq Stock Market (“Nasdaq”) Listing Rule 5608 (the “Listing Standard”). To the extent that any provision in this Policy is ambiguous as to its compliance with the Listing Standard or to the extent any provision in this Policy must be modified to comply with the Listing Standard, such provision will be read, or will be modified, as the case may be, in such a manner so that all applicable provisions under this Policy comply with the Listing Standard.

II. STATEMENT OF POLICY

The Partnership shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Partnership is required to prepare an accounting restatement due to the material noncompliance of the Partnership with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

The Partnership shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under the section entitled “V. Exceptions” herein.

III. SCOPE OF POLICY

A. Persons Covered and Recovery Period. This Policy applies to all Incentive-Based Compensation received by an Executive Officer:

•	after beginning service as an Executive Officer,
•	who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•	while the Partnership has a class of securities listed on Nasdaq, and
•	during the three completed fiscal years immediately preceding the date that the Partnership is required to prepare a Restatement (the “Recovery Period”).

Notwithstanding this look-back requirement, the Partnership is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.

For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Partnership’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

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B. Transition Period. In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Partnership’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Partnership’s previous fiscal year end and the first day of the Partnership’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year. For clarity, the Partnership’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.

C. Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Partnership is required to prepare the Restatement is the earlier to occur of:

•	the date the board of directors of the Partnership (the “Board”), a committee of the Board, or the officer or officers of the general partner of the Partnership (the “General Partner”) authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Partnership is required to prepare a Restatement, and
•	the date a court, regulator, or other legally authorized body directs the Partnership to prepare a Restatement.

IV. AMOUNT SUBJECT TO RECOVERY

A. Recoverable Amount. The amount of Incentive-Based Compensation subject to this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

B. Covered Compensation Based on Unit Price or TSR. For Incentive-Based Compensation based on unit price or total unitholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be based on a reasonable estimate of the effect of the Restatement on the unit price or TSR upon which the Incentive-Based Compensation was received. In such event, the Partnership shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

V. EXCEPTIONS

The Partnership shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that one or more of the conditions set out below are met and a compensation committee of the Partnership with authority to make the relevant determination, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable:

A. Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Partnership shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

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B. Violation of Home Country Law. Recovery would violate Marshall Islands law where that law was adopted prior to November 28, 2022; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on violation of Marshall Islands law, the Partnership shall obtain an opinion of Marshall Islands counsel, acceptable to Nasdaq, that recovery would result in such a violation, and shall provide such opinion to Nasdaq.

C. Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Partnership, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI. PROHIBITION AGAINST INDEMNIFICATION

The Partnership shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation.

VII. DISCLOSURE

The Partnership shall file all disclosures with respect to recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.

VIII. DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

“Executive Officer” means the General Partner’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the General Partner in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Partnership. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Policy would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Partnership’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) unit price and (iii) TSR. A Financial Reporting Measure need not be presented within the Partnership’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

IX. EFFECTIVENESS

This Policy shall be effective as of December 1, 2023. This Policy supersedes any previous policy of the Partnership concerning the recovery of excess Incentive-Based Compensation earned by current or former Executive Officers in the event of a required Restatement.

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